
August 13, 2013

Via E-mail
Andrew J. Norstrud
Chief Financial Officer
General Employment Enterprises, Inc.
One Tower Lane, Suite 2200
Oakbrook Terrace, IL 60181

> **Re:** **General Employment Enterprises, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 7, 2013**
> **File No. 001-05707**

Dear Mr. Norstrud:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that proposal 4 is seeking shareholder approval to amend the Articles of Incorporation to increase the authorized shares, revise the voting thresholds, and to make additional changes. Please revise your proxy statement to unbundle this proposal into three separate proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

2.   We note your disclosure that two-thirds of voting shares must approve proposal 4. Please confirm to us that a two-thirds vote is all that is required under the IBCA and your current charter to change the four-fifths voting requirement to a simple majority requirement as discussed in the preceding paragraph.

3.   We note you are increasing the amount of authorized shares. Please revise your proxy statement to include the information required by Item 11(d) of Schedule 14A or tell us why it is not applicable. If you determine that the disclosure requirements of Item 11(d) are not applicable, please tell us the basis for such determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3758 with any questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Attorney-Advisor